SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-34403

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Territorial Savings Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Territorial Bancorp Inc.
1132 Bishop Street
Suite 2200
Honolulu, HI 96813

TERRITORIAL SAVINGS BANK

401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG, LLP
Suite 2100
1003 Bishop Street
Honolulu, HI 96813-6400

Report of Independent Registered Public Accounting Firm

The Profit Sharing and Retirement Committee

Territorial Savings Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Territorial Savings Bank 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG, LLC
June 27, 2014

TERRITORIAL SAVINGS BANK
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012
	2013	2012
Assets:
Investments, at fair value:
Mutual funds	$ 11,926,203	9,103,527
Territorial Bancorp Inc. common stock	7,774,245	8,146,780
Money market funds	1,788,035	1,807,235
Fixed annuity contract	864,555	677,175
Total investments at fair value	22,353,038	19,734,717
Notes receivable from participants	282,999	297,999
Employer contributions receivable	51,394	50,469
Total assets	22,687,431	20,083,185
Liabilities:
Accounts payable	—	(43,226)
Total liabilities	—	(43,226)
Net assets available for benefits	$ 22,687,431	20,039,959
See accompanying notes to financial statements.

TERRITORIAL SAVINGS BANK
401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2013 and 2012
	2013	2012
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$ 1,892,812	2,039,219
Dividend and interest income	284,938	201,178
Interest income on notes receivable from participants	12,650	13,598
	2,190,400	2,253,995
Contributions:
Participant	1,079,702	1,100,808
Employer matching	51,394	50,469
Rollover	2,248	11,500
Total additions	3,323,744	3,416,772
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(662,397)	(392,528)
Administrative expenses	(13,875)	(8,600)
Total deductions	(676,272)	(401,128)
Net increase	2,647,472	3,015,644
Net assets available for benefits:
Beginning of year	20,039,959	17,024,315
End of year	$ 22,687,431	20,039,959
See accompanying notes to financial statements.

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Plan Description

The Territorial Savings Bank 401(k) Plan (the Plan) is a defined-contribution plan and is available to eligible employees of Territorial Savings Bank (the Employer). In July 2009, the Employer’s parent company, Territorial Bancorp Inc., completed an initial public offering. As a result of the conversion to a publicly held company, participants have the option to invest in the common stock of Territorial Bancorp Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following brief description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan.

The Employer serves as Plan administrator. Bank of Hawaii, Lincoln Financial Group and Wilmington Trust Company serve as Trustee, Recordkeeper, and Custodian of the Plan, respectively. Wilmington Trust Company currently holds the Plan’s investment assets and executes investment transactions.

(a)	Eligibility

For purposes of the Plan, an employee who has attained the age of 21 and completed three months of service is eligible to make elective contributions. However, the employee must complete 12 months of service to receive employer matching contributions.

(b)	Participant Contributions

Each participant may elect to defer up to 100% of their eligible compensation up to the maximum amount that will not cause the Plan to violate applicable provisions of the Internal Revenue Code (the Code). Effective October 1, 1987, voluntary contributions by participants to the profit sharing component of the Plan are not allowed. Voluntary contributions made prior to October 1, 1987 remain in the participant’s thrift account as 100% vested and nonforfeitable.

Participants may direct their investments into Territorial Bancorp Inc. common stock, certain mutual funds, and money market funds as allowed under the Plan. The contributions of participants who do not make elected investment options are invested into the Vanguard LifeStrategy Moderate Growth Fund.

Eligible participants may also elect to roll over distributions from a former employer’s qualified retirement plan to the Plan.

(c)	Employer Matching Contributions

The Employer may contribute on behalf of each participant an amount determined at the discretion of the Board of Directors. Employer matching contributions are allocated to the participants’ accounts in the proportion that each participant’s contribution bears to the total participant contributions for the plan year. The minimum matching amount will be five percent of the participant’s contribution. In 2013 and 2012, the Employer made matching contributions of $51,394 and $50,469, respectively.

(Continued)

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(d)	Employer Discretionary Contributions

The Employer may make a discretionary contribution to the Plan as determined by the Board of Directors. Employer discretionary contributions are allocated to eligible participants’ accounts in the proportion that each participant’s eligible compensation bears to the eligible compensation of all such participants for the plan year. The Employer is not obligated to make a profit sharing contribution for any plan year. There were no discretionary contributions made during 2013 or 2012.

(e)	Participants’ Accounts and Forfeitures

The Plan administrator maintains separate accounts for each participant.

As of December 31 of each plan year, participants’ accounts are adjusted for (a) the participant’s contribution to the Plan, (b) the Employer’s 401(k) matching contribution for the year, (c) the profit or loss of the profit sharing and 401(k) trust fund (whether realized or unrealized) since the end of the immediately preceding year, (d) the aggregate of the Employer’s nonelective contributions for such year, and (e) an allocation of expenses. Investment earnings and losses and any fees and expenses paid from the Plan are allocated to participants’ accounts based on each participant’s proportionate share.

Forfeitures of employer nonelective contributions may be used to offset plan expenses. There were $34 and $0 of forfeitures in 2013 and 2012, respectively.

(f)	Distributions and Withdrawals

Distribution of a participant’s account will be made at such time as a participant ceases employment, becomes disabled, or dies. Distributions from the Plan will be paid in the form of cash or, if a participant’s vested balance includes Territorial Bancorp Inc. common stock, they may elect to receive a distribution of those shares. If a participant’s vested interest in his or her account is $1,000 or less, the participant’s vested interest may be distributed in a lump sum as soon as practicable. No consent of the participant is required for this involuntary cash out to be made.

A participant may also, with approval, make a hardship withdrawal for medical expenses that would qualify for deductions by the participant under Section 213 of the Code. Any withdrawals for medical reasons will be limited to the participant’s elective deferral under the Plan less the sum of all prior distributions. A participant may, with the Plan administrator’s approval, obtain a cash loan from the Plan subject to specified limitations.

(g)	Expenses

All expenses incurred in the administration of the Plan have been paid from the funds of the Plan to the extent not paid by the Employer.

(h)	Vesting

Participant contributions and the Employer’s matching contributions are immediately vested.

(Continued)

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(i)	Notes Receivable from Participants

Each participant may request a loan that, when added to the outstanding balance of all other loans to the participant, does not exceed the lesser of (i) $50,000 reduced by the excess of the highest outstanding balance of all loans to the participant from the Plan during the one-year period ending on the day before the loan date, over the outstanding balance of all loans to the participant from the Plan on the loan date or (ii) 50% of the participant’s total vested accrued benefit under the Plan as of the loan date.

The period of repayment for any loan cannot exceed five years from the date of the loan, except for loans granted to purchase a principal residence for which the applicable repayment period must be within any reasonable period as determined by the Plan administrator. Additionally, principal and interest on the loan must be paid in equal installments on at least a quarterly basis. The loans bear interest at prevailing rates. Each loan must be made against collateral, being the assignment of the participant’s entire right, title, and interest in and to the participant’s account, supported by the borrower’s collateral promissory note for the amount of the loan. Notes receivable from participants outstanding amounted to $282,999 and $297,999 at December 31, 2013 and 2012, respectively. At December 31, 2013, participant loans bear interest ranging from 4.00% to 4.25%, and mature in years beginning in 2014 through 2025.

(j)	Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accrued benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s fixed annuity contract is considered fully benefit-responsive, and contract value approximates fair value for the years ended December 31, 2013 and 2012. See note 4 for further discussion of the fixed annuity contract.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Cash and cash equivalents and money market funds are valued at cost. Shares of mutual funds and common stock are valued at the closing price reported on the active market on which the securities are traded at year-end. Investments in fixed annuity contracts consist of Lincoln Financial Group Stable Value Account and are reported at contract value, which approximates fair value.

(Continued)

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes realized and unrealized changes in fair value of investments bought, sold, and held during the year.

(c)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Use of Estimates

The preparation of the financial statements requires management of the Plan to make a number of estimates and assumptions relating to the reported amounts of assets and changes therein and the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(f)	Risks and Uncertainties

The Plan may invest in various types of investment securities, including shares of Territorial Bancorp Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. The value, liquidity, and related income of these securities may be sensitive to changes in economic conditions, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)	Tax Status

The Plan is a prototype profit sharing and 401(k) plan, which has received approval from the Internal Revenue Service (IRS) for use as a prototype plan by a letter dated March 31, 2008. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan is exempt from income tax. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(Continued)

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(4)	Lincoln Financial Group Stable Value Account

The Lincoln Financial Group Stable Value Account is a fully benefit-responsive guaranteed fixed annuity contract available as an investment option to plan participants. The fixed annuity contract is issued by Lincoln National Life Insurance Company (Lincoln). Lincoln maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Lincoln, represents contributions made under the contract, plus earnings less participant withdrawals. Participants may ordinarily direct withdrawals or transfers of all or a portion of their investment at contract value.

The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.75%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting interest rate for the guaranteed investment contract was 1.75% as of December 31, 2013 and 2012.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor that cause a significant withdrawal from the Plan, or (3) failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are not probable of occurring.

Certain events could trigger termination of the guaranteed investment contract by the issuer, resulting in the Plan not being able to receive immediate contract value. Such events include (1) any charges billed to the contract owner that have not been paid to the issuer within 30 days, (2) the Plan ceases to meet the requirements of the Internal Revenue Code for purchasers of this contract, (3) at any time, following the end of the third contract year, the contract owner account is less than $15,000, (4) at any time, following the end of the third contract year, there is no deposit activity for a 24-consecutive month period and the contract owner account is less than $50,000, (5) the contract owner fails to furnish requested information or other documentation, (6) the issuer discovers any misrepresentation of material information, (7) the issuer discontinues offering this contract form to the public, or (8) the Plan terminates its recordkeeping agreement with the issuer.

(Continued)

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(5)	Fair Value Measurements

The Plan measures its financial assets, financial liabilities, and nonfinancial items that are recognized or disclosed at fair value in its financial statements on a recurring basis at fair value in accordance with the Fair Value Measurements and Disclosures topic of the FASB ASC. The topic establishes a fair value hierarchy that prioritizes the valuation inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 or 2012.

Cash and cash equivalents and money market fund: Valued at cost. The Plan believes that cost accurately reflects the fair value of these investments.

Mutual funds and common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Fixed annuity contract: Investments in fixed annuity contracts (i.e., Lincoln Financial Group Stable Value Account) are reported at contract value, which approximates fair value. As these contracts are contract-based, observable prices for identical or similar investments do not exist, and accordingly, these investments are valued using unobservable inputs. The contract value equals the accumulated cash contributions and interest credited to the contract, less any withdrawals. See also note 4 for discussion of the Lincoln Financial Group Stable Value Account.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The Plan’s assets measured at fair value on a recurring basis were classified as follows:

		Fair value of measurements
		at reporting date using
		Quoted
		prices in
		active	Significant
		markets	other	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2013:
Money market funds	$ 1,788,035	1,788,035	—	—
Mutual funds:
Balanced funds	3,238,821	3,238,821	—	—
Stock – large cap funds	3,246,360	3,246,360	—	—
Stock – small cap funds	961,411	961,411	—	—
Bond funds	1,313,276	1,313,276	—	—
Target date funds (2010-2025)	1,932,792	1,932,792	—	—
Target date funds (2030-2050)	306,547	306,547	—	—
International funds	926,996	926,996	—	—
Total mutual funds	11,926,203	11,926,203	—	—
Common stock – financial	7,774,245	7,774,245	—	—
Fixed annuity contract	864,555	—	—	864,555
Total	$ 22,353,038	21,488,483	—	864,555
December 31, 2012:
Money market funds	$ 1,807,235	1,807,235	—	—
Mutual funds:
Balanced funds	2,602,281	2,602,281	—	—
Stock – large cap funds	2,301,851	2,301,851	—	—
Stock – small cap funds	604,932	604,932	—	—
Bond funds	1,433,369	1,433,369	—	—
Target date funds (2010-2025)	1,255,882	1,255,882	—	—
Target date funds (2030-2050)	245,298	245,298	—	—
International funds	659,914	659,914	—	—
Total mutual funds	9,103,527	9,103,527	—	—
Common stock – financial	8,146,780	8,146,780	—	—
Fixed annuity contract	677,175	—	—	677,175
Total	$ 19,734,717	19,057,542	—	677,175

(Continued)

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following is a reconciliation of the beginning and ending balances for the fixed annuity contract measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2013 and 2012:

	2013	2012
Beginning balance	$ 677,175	—
Total interest income	17,556	5,855
Purchases	586,673	847,911
Sales	(416,849)	(176,591)
Ending balance	$ 864,555	677,175

The following table represents the Plan’s Level 3 financial instruments, the valuation technique used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

Range of
		Principal		significant
		valuation		input	Weighted
Investment	Fair value	technique	Unobservable inputs	values	average
Fixed annuity
contract	$ 864,555	Discounted cash	Minimum guaranteed
		flow	interest rate	1.75%	1.75%
			Payout date	12/1/2011 –
11/30/2016
			Payout percentage	20%–100%

As of December 31, 2013 and 2012, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

The Plan’s accounting policy is to recognize transfers between levels of fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 or 2 for the years ended December 31, 2013 or 2012.

The Plan’s investment in balanced funds comprises a series of broadly diversified retirement funds, each with a different investment composition, based on the respective target risk-based objectives of the fund. Such funds primarily comprised an allocation of U.S. stocks and bonds, and international stocks in order to diversify risks.

The Plan’s investment in bond funds primarily comprised U.S. corporate and U.S. government bonds.

(Continued)

TERRITORIAL SAVINGS BANK

401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The Plan’s investment in target date funds represent broadly diversified funds that invest in equities and bonds. The funds gradually become more conservative as the target retirement date approaches. As an example, the 2010 Fund is invested in 41% equities and 59% bonds while the 2030 Fund is invested in 80% equities and 20% bonds.

(6)	Investments

The following table presents the fair value of investments as of December 31, 2013 and 2012. Investments that represent 5% or more of the Plan’s net assets available for benefits are separately identified:

	2013	2012
Money market funds:
Vanguard Prime Money Market	$ 1,391,416	1,366,755
Other	396,619	440,480
	1,788,035	1,807,235
Mutual funds:
Vanguard Windsor II Fund Investor	1,982,150	1,452,044
Vanguard LifeStrategy Moderate Growth Fund Investor	1,760,679	1,441,704
Vanguard Total Bond Market Index Fund Signal Class	1,313,276	1,433,369
Other	6,870,098	4,776,410
Total mutual funds	11,926,203	9,103,527
Territorial Bancorp Inc. common stock	7,774,245	8,146,780
Fixed annuity contract	864,555	677,175
	$ 22,353,038	19,734,717

During 2013, the Plan’s investments in mutual funds and common stocks (including gains and losses on investments bought, sold, and held during the year) appreciated in value by $1,550,396 and $342,416, respectively, and by $807,247 and $1,231,972 during 2012, respectively.

(7)	Related-Party Transactions

In 2013 and 2012, the Plan invests in common shares of Territorial Bancorp Inc. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

			Schedule
TERRITORIAL SAVINGS BANK
401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013
		(c)
		Description of investment,
	(b)	including maturity dates, rate	(d)
	Identity of issue, borrower, lessor,	of interest, collateral, par,	Current
(a)	or similar party	or maturity value	value
	Vanguard Prime Money Market Fund	Money market fund, 1,391,416 shares	$ 1,391,416
*	Wilmington Prime Money Market Fund	Money market fund, 396,619 shares	396,619
			1,788,035
	Vanguard Windsor II Fund Investor Shares	Mutual fund, 53,907 shares	1,982,150
	Vanguard LifeStrategy Moderate Growth Fund	Mutual fund, 76,187 shares	1,760,679
	Vanguard Total Bond Market Index Fund Signal Class	Mutual fund, 124,363 shares	1,313,276
	Vanguard LifeStrategy Growth Fund	Mutual fund, 41,040 shares	1,133,522
	Vanguard Target Retirement 2015 Fund	Mutual fund, 67,485 shares	996,754
	Vanguard Small Cap Index Fund Signal Class	Mutual fund, 20,244 shares	961,411
	Vanguard International Growth Fund Investor Shares	Mutual fund, 39,717 shares	926,996
	Vanguard 500 Index Fund Signal Class	Mutual fund, 4,683 shares	658,952
	Vanguard Growth Index Fund Investor Shares	Mutual fund, 12,644 shares	605,258
	Vanguard Target Retirement 2010 Fund	Mutual fund, 18,342 shares	469,557
	Vanguard LifeStrategy Conservative Growth Fund	Mutual fund, 16,584 shares	299,343
	Vanguard Target Retirement 2025 Fund	Mutual fund, 16,933 shares	266,696
	Vanguard Target Retirement 2020 Fund	Mutual fund, 7,369 shares	199,785
	Vanguard Target Retirement 2050 Fund	Mutual fund, 4,356 shares	122,801
	Vanguard Target Retirement 2030 Fund	Mutual fund, 3,488 shares	96,414
	Vanguard Target Retirement Income Fund	Mutual fund, 3,622 shares	45,277
	Vanguard Target Retirement 2035 Fund	Mutual fund, 2,613 shares	44,361
	Vanguard Target Retirement 2045 Fund	Mutual fund, 1,457 shares	25,867
	Vanguard Target Retirement 2040 Fund	Mutual fund, 604 shares	17,104
	Total mutual funds		11,926,203
*	Territorial Bancorp Inc.	Common stock, 335,299 shares	7,774,245
*	Participant loans	51 loans, with interest rates ranging
		from 4.00% to 4.25%, maturing in
		years beginning in 2014 through
		2025	282,999
	Lincoln Stable Value	Fixed annuity contract	864,555
			$ 22,636,037
*	A party in interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Territorial Savings Bank 401(k) Plan

Date: June 30, 2014	By:	/s/ Karen J. Cox
Karen J. Cox
Senior Vice President